Exhibit 99.9

CONSENT OF PHIL WILSON

In connection with Franco-Nevada Corporation’s Annual Report on Form 40-F for the year ended December 31, 2020, and any amendments thereto, and any documents incorporated by reference therein, to be filed with the United States Securities and Exchange Commission (the “Annual Report”), I hereby consent to the use of and references to my name, and the inclusion and incorporation by reference in the Annual Report of the information approved by me that is of a scientific or technical nature and all other references to such information included or incorporated by reference in the Annual Report and the registration statements on Form F-3 (No. 333-225687), on Form S-8 (No. 333-176856) and on Form F-10 (No. 333-237671).

DATED:	March 18, 2021

/s/ Phil Wilson
Name: Phil Wilson, CEng